SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Steel Partners Holdings L.P.

(Name of Subject Company)

Steel Partners Holdings L.P.
Steel Excel, Inc.

(Names of Filing Persons - Offeror)

Common Units, No Par Value

(Title of Class of Securities)

85814R107

(CUSIP Number of Class of Securities)

Jason Wong

Chief Financial Officer

590 Madison Avenue, 32nd Floor,

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Colin Diamond

Andrew J. Ericksen

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 8, 2022, as amended and supplemented by Amendment No. 1 filed with the SEC on May 3, 2022 (as amended and supplemented, the “Original Statement”), which relates to the offer (the “Offer”) by Steel Partners Holdings L.P., a Delaware limited partnership (the “Company”), through its wholly owned subsidiary Steel Excel, Inc., a Delaware corporation (“Steel Excel”), to purchase up to $100 million in value of the Company’s common units, no par value, at a price not less than $40.00 nor greater than $42.00 per unit, net to the seller in cash, less any applicable withholding taxes and without interest, and was made pursuant to the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated April 7, 2022 (the “Offer to Purchase”), a copy of which is attached to the Original Statement as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached to the Original Statement as Exhibit (a)(1)(B). The Original Statement, as amended by this Amendment No. 2, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

All information in the Offer, including all schedules and annexes thereto that were previously filed with the Original Statement, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Offer to Purchase.

Items 4. TERMS OF THE TRANSACTION

Item 4 to the Original Statement is hereby amended and supplemented by adding the following information to the end thereof:

The Offer expired at 5:00 P.M., Eastern Time, on May 13, 2022. A total of 361,781 common units were properly tendered and not withdrawn at or below the final Purchase Price of $42.00 per unit. The Company has accepted for purchase an aggregate of 361,781 common units at the final Purchase Price of $42.00, for a total cost of approximately $15,194,802.00, excluding fees and expenses related to the Offer.

Item 11. ADDITIONAL INFORMATION

Item 11 to the Original Statement is hereby amended and supplemented by adding the following information to the end thereof:

On May 16, 2022, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 P.M., Eastern Time, on May 13, 2022. A copy of such press release is filed as Exhibit (a)(5)(C) to this Amendment No. 2 and is incorporated herein by reference.

Item 12. EXHIBITS

Item 12 of the Original Statement is hereby amended and supplemented to add the following exhibit to the exhibit index:

(a)	(5)	(C)	Press Release dated May 16, 2022

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEEL PARTNERS HOLDINGS L.P.

By: Steel Partners Holdings GP Inc.
its General Partner

By:	/s/ Jason Wong
Name:	Jason Wong
Title:	Chief Financial Officer

Date: May 16, 2022

STEEL EXCEL, INC.

By:

By:	/s/ Jason Wong
Name:	Jason Wong
Title:	Chief Financial Officer

Date: May 16, 2022

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